================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            ________________________

                              DOMINION HOMES, INC.
                                (Name of Issuer)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)


                                   257386102
                                 (CUSIP Number)

                            FREDERICK H. FOGEL, ESQ.
                         C/O SILVER POINT CAPITAL L.P.
                        TWO GREENWICH PLAZA, FIRST FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 542-4208

                                WITH A COPY TO:

                              MARILYN SOBEL, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3027
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)
                            ________________________

                               NOVEMBER 28, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [_]. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===============================================================================

---------------------                                   -----------------------
 257386102                                                        Page 2 of 13
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Management, L.L.C.

         77-0595716
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
----------------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 3 of 13
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward A. Mule
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   769,118 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     769,118 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
--------------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 4 of 13
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. O'Shea
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
------------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 5 of 13
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital, L.P.

         22-3849636
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
-----------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 6 of 13
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
-----------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 7 of 13
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SPCP Group, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.28%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
-------------------
** The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 8 of 13
---------------------                                   -----------------------


ITEM 1.    SECURITY AND ISSUER.

                  This Amendment No. 1 (this "Amendment") amends the Schedule 13D (the "Schedule 13D") filed on January 4, 2007 which relates to shares of common stock, no par value (the "Common Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion"). The address of Dominion's principal executive office is 4900 Tuttle Crossing Blvd., Dublin, Ohio 43016-0993. This Amendment is being filed to report a change to Items 4 and 5(a) of the Schedule 13D. All items or responses not described herein remain as previously reported in the
Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION.

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE TEXT BELOW TO THE END OF ITEM 4 IN THE SCHEDULE 13D:

                  Numerous events of default have occurred since June 2007 and are continuing under the Credit Agreement. None of these defaults have been cured as of the date of this Amendment.

                  On September 11, 2007, Dominion entered into an Amendment No. 3 to the Credit Agreement, which listed these events of default, reserved all rights with respect thereto and put in place a $2 million overadvance facility allowing borrowings under the revolver up to $2 million in excess of the Borrowing Base (as defined in the Credit Agreement) (the "Overadvance Facility"). On September 27, 2007, Dominion entered into an Amendment No. 4 to the Credit Agreement, which increased the Overadvance Facility to $9 million and left the Overadvance Facility in place until the maturity date of the Revolving Loans (as defined in the Credit Agreement). On October 29, 2007,
Dominion entered into an Amendment No. 5 to the Credit Agreement, which increased the Overadvance Facility to $11 million.

---------------------                                   -----------------------
 257386102                                                        Page 9 of 13
---------------------                                   -----------------------


                  Dominion and the lenders under the Credit Agreement have begun discussions concerning the financial condition of Dominion, its prospects in light of the condition of the home building industry and a possible recapitalization or similar transaction whereby indebtedness under the Credit Agreement would be reduced. Any such transaction could include a debt for equity swap or a going private or similar transactions in which the Reporting Persons and the other lenders under the Credit Agreement would acquire additional equity in Dominion. Any such transaction could result in the Reporting Persons and such lenders together obtaining such number of Common Shares that would constitute control of Dominion.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

ITEM 5(A) OF THE SCHEDULE 13D(1) IS HEREBY AMENDED BY THE DELETION OF THE TEXT THEREOF IN ITS ENTIRETY AND ITS REPLACEMENT WITH THE FOLLOWING:

A.    Silver Point Capital Management, L.L.C.

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage: 8.28% The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

B.    Edward A. Mule

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage:   8.28%  Percentage:   8.28%  The  calculations  of  the
percentages  referred to herein are based on 8,517,182 Common Shares issued and

---------------------                                   -----------------------
 257386102                                                        Page 10 of 13
---------------------                                   -----------------------


outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

C.    Robert J. O'Shea

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage: 8.28% Percentage: 8.28% The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

D.    Silver Point Capital, L.P.

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage: 8.28% Percentage: 8.28% The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

E.    Silver Point Capital Fund, L.P.

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage: 8.28% Percentage: 8.28% The calculations of the percentages referred to herein are based on 8,517,182 Common Shares issued and outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

F.    SPCP Group, L.L.C.

           (a)    Aggregate number of shares beneficially owned:        769,118

           Percentage:   8.28%  Percentage:   8.28%  The  calculations  of  the
percentages  referred to herein are based on 8,517,182 Common Shares issued and

---------------------                                   -----------------------
 257386102                                                        Page 11 of 13
---------------------                                   -----------------------


outstanding as of November 9, 2007, as set forth in Dominion's Form 10-Q, plus Warrants exercisable by the Reporting Persons into 769,118 Common Shares.

---------------------                                   -----------------------
 257386102                                                        Page 12 of 13
---------------------                                   -----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2007

                                  SILVER POINT CAPITAL MANAGEMENT, L.L.C.


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:    Edward A. Mule
                                      Its:   Managing Member


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      Name:  Edward A. Mule, individually


                                  /s/ Robert J. O'Shea
                                  -------------------------------------------
                                      Name:  Robert J. O'Shea, individually


                                  SILVER POINT CAPITAL, L.P.
                                  By: SILVER POINT CAPITAL MANAGEMENT, L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:    Edward A. Mule
                                      Its:   Managing Member


                                  SILVER POINT CAPITAL FUND, L.P.
                                  By:  SILVER POINT CAPITAL, L.P., its General
                                       Partner
                                       By:   SILVER POINT CAPITAL MANAGEMENT,
                                             L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:    Edward A. Mule
                                      Its:   Managing Member

---------------------                                   -----------------------
 257386102                                                        Page 13 of 13
---------------------                                   -----------------------


                                  SPCP GROUP, L.L.C.
                                  By:  SILVER POINT CAPITAL FUND, L.P., its
                                       Managing Member
                                       By:  SILVER POINT CAPITAL, L.P., its
                                            General Partner
                                            By:  SILVER POINT CAPITAL
                                                 MANAGEMENT, L.L.C., its General
                                                 Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member